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SEC FILE NUMBER
8-50039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Polar Investment Counsel, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19547 210th Ave NE
(No. and Street)

Thief River Falls	MN	56701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	470-591-4384	philip.ciantro@amglobepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1837
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Ciantro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Polar Investment Counsel, Inc., as of 06/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IHSAN N CHAHIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6363955
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES NOVEMBER 16, 2029

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY OF GLACIER GROUPS, INC

Financial Statements and Supplemental Report of Independent Registered
Public Accounting Firm
For the Year Ended

JUNE 30, 2026

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.
As of and for the year ended
JUNE 30, 2026

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Polar Investment Counsel, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Polar Investment Counsel, Inc. (the "Company") as of June 30, 2026, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Polar Investment Counsel, Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Polar Investment Counsel, Inc. management. Our responsibility is to express an opinion on Polar Investment Counsel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Polar Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Polar Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Polar Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and, Schedule II, Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Polar Investment Counsel, Inc.'s auditor since 2025.

Ohab and Company, PA

Maitland, Florida

October 13, 2026

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.

Statement of Financial Condition

June 30, 2026

ASSETS		
Cash and cash equivalents	$	9,813
TOTAL ASSETS	$	9,813
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,400
TOTAL LIABILITIES		2,400
STOCKHOLDERS' EQUITY		
Common stock, no par value		
200 shares issued and outstanding		25,000
Additional paid-in-capital		67,384
Retained deficit		(84,972)
TOTAL STOCKHOLDERS' EQUITY		7,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	9,813

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17-a-5 of the Securities and Exchange Commission

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC

Statement of Operations

June 30, 2026

REVENUES:		
Commission income	$	60,967
Mutual fund fees		13,410
Distribution-12b-1 fees		30,732
Interest Rebate		6,903
Other clearing firm fees		9,220
Commodity Trails		6,932
Other limited partnership fees (trails)		7,032
Total revenues		135,196
EXPENSES:		
Commission expense		86,518
Clearance fees		5,613
Regulatory fees		1,432
Management fees		134,544
Total expenses		228,108
NET INCOME	$	(92,911)

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17-a-5 of the Securities and Exchange Commission

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC

Statement of Changes in Stockholders' Equity

June 30, 2026

	Common Stock	Additional Paid in Capital	Retained Earnings/(Deficit)	Total
Balance on June 30, 2025	$ 25,000	$ 67,384	$ 7,940	$ 100,324
Additional Paid in Capital				
Net Income/(Loss)			(92,911)	(92,911)
Distributions/Dividends				-
Balance on June 30, 2026	$ 25,000	$ 67,384	$ (84,971)	$ 7,413

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17-a-5 of the Securities and Exchange Commission

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC.
Statement of Cash Flows
Year ended June 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$	(92,911)
(Increase)decrease in operating assets:		
Due from from clearing		15,446
Clearing broker deposit		100,130
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(18,070)
Net cash provided by operating activities		4,595
		4,595
NET INCREASE/DECREASE IN CASH		4,595
CASH AT BEGINNING OF YEAR		5,218
CASH AT END OF YEAR	$	9,813
NON CASH ITEMS		
Taxes	$	-

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17-a-5 of the Securities and Exchange Commission

1. Business and Summary of Significant Accounting Policies

Business

The Company was incorporated in the state of Wisconsin in May 1995. The Company is a wholly owned subsidiary of Glacier Groups, Inc. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is the sale of securities. Operations began in July 1997. In January 2011, the Parent Company reincorporated in the state of Wyoming.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash in Bank

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Clearing Agreement

The Company has an agreement with a clearing broker to execute and clear customer accounts of the Company on a fully disclosed basis. Under this agreement, the Company is required to maintain a deposit in cash or securities. In May 2026, the Company suspended its clearing relationship, and the clearing deposit was returned. The clearing agreement will remain suspended pending the sale of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit

carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There are no deferred tax assets or liabilities recorded at June 30, 2026 for Polar Investment Counsel, Inc.

The Company files a consolidated federal income tax return with its Parent Company Glacier Groups, Inc. Management is of the view that there are no significant tax positions that may be challenged. Tax years ending June 30, 2022 through June 30, 2026 are open for examination by the IRS.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

Broker Dealer- Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The

revenue recognition guidance requires that an entity recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration of which the entity expects to receive for those goods or services. The guidance requires an entity to follow a five-step model to (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Securities Transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution-12b1-fees

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Mutual Fund Fees

The Company earns commissions on certain mutual funds sold to customers for which revenue is recognized on the trade date as that is when the Company believes the performance obligations are satisfied.

Commodity Trails

The Company receives an ongoing trail from the sale of commodity funds in prior years which are recognized as remittances are received. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commodity trails recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Limited Partnerships-Trails

The Company receives an ongoing trail from the sale of limited partnership interests in prior years which are recognized as remittances are received. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Limited partnership trails recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest Rebates

The Company receives a monthly rebate from its clearing broker based on the monthly average balance of customers' debit balances and credit balances pursuant to the terms of the Company's clearing agreement. The Company believes that the performance obligation is met when the interest has been credited to the Company's account each month by its clearing broker. Dividend income is received on positions held in the proprietary account and recognized as received as that is when the performance obligations are satisfied.

Other Clearing Firm Fees

Other fees include transfers (ACAT)and miscellaneous trade fees which are recognized on the trade date.

3. Off Balance-Sheet Risk and Clearing Agreement

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts, exchange traded options, to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to

varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/Dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations, and it is necessary for the Clearing Broker/Dealer to purchase or sell securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

4. Commitments and related party transactions

As mentioned in Note 1, the Company is a wholly owned subsidiary of Glacier Groups, Inc. (Parent). The Company files consolidated income tax returns with the Parent.

The Parent pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the Parent for these expenses through a management fee. The expenses paid by the Parent for the year ended June 30, 2026
are as follows:

Compensation and Related Benefits	59,461
Professional Fees	12,000
Occupancy	27,702
Communications	15,260
Regulatory Fees	2,211
Insurance	3,241
Other	14,669
Total	134,544

5. Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). There were no credit losses during the year ended June 30, 2026.

6. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Act Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $7,413 which was $37,587 less than its required net capital of $45,000. The Company's aggregate indebtedness to net capital ratio percentage was 32.38%.

8. Contingencies and Concentration of Credit Risk

Pursuant to the clearing agreement, the Company introduces its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company was not the subject of any litigation during the year ended June 30, 2026.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

For the year ended June 30, 2026, the Company had no litigation or contingencies.

9. Pending Sale of the Company

On June 16, 2026, the Company’s sole shareholder entered into an agreement granting Axient Capital Group, LLC an option to purchase 100% of the Company’s outstanding common stock for $100,000. The transaction is subject to FINRA approval under Rule 1017. Under the agreement, the shareholder keeps the Company’s cash and remains responsible for the Company’s liabilities arising before the closing of the sale.

10. Company conditions

The Company has a loss of $92,911 for the fiscal year ended June 30, 2026. The Company is in the process of finalizing a sale to a new owner who has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

11. Subsequent Events

The Company has evaluated subsequent events through October 12, 2026, the date the financial statements were issued. On August 14, 2026, the Company filed a Continuing Membership Application with FINRA for the change in ownership described in Note 9; the application is pending. No other subsequent events required recognition or disclosure.

SUPPLEMENTAL INFORMATION

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1

JUNE 30, 2026

Net Capital		
Total stockholders' equity	$	7,413
Tentative Net Capital		7,413
Net Capital	$	7,413
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		2,400
Total aggregate indebtedness	$	2,400
Minimum net capital required	$	45,000
Net capital deficiency	$	(37,587)
Net capital less greater of 10% of total aggregate indebtedness Or 120 percent of minimum net capital required	$	(46,587)
Ratio of aggregate indebtedness to net capital		32.38%

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation in the Company's corresponding unaudited Form X-17a-5 Part IIA as of June 30, 2026

POLAR INVESTMENT COUNSEL, INC. A WHOLLY OWNED SUBSIDIARY
OF GLACIER GROUPS, INC

Schedule II- Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission (Exempt)

JUNE 30, 2026

The company is exempt from the provision of Rule 15c3-3 as of June 30, 2026, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

Management Report Regarding Exemption from Rule 15c3-3

Polar Investment Counsel, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscription or on a subscription way basis where funds are payable to the issuer or its agent. And to the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Polar Investment Counsel, Inc.

I, Philip Ciantro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Philip Ciantro

Title: Chief Financial Officer

October 14, 2026

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Polar Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Management Report Regarding Exemption from Rule 15c3-3, in which (1) Polar Investment Counsel, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Polar Investment Counsel, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Polar Investment Counsel, Inc. stated that Polar Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Polar Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription or on a subscription way basis where funds are payable to the issuer or its agent. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Polar Investment Counsel, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polar Investment Counsel, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

October 13, 2026